Wheeler Real Estate Investment Trust, Inc.

July 13, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-4
File Number 333-204957

Dear Mr. Ladies and Gentlemen:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for July 15, 2015 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Bradley A. Haneberg at Haneberg, PLC, our counsel, who can be reached by phone at (804) 814-2209 or by email at brad@haneberg.us.

Very truly yours,
Wheeler Real Estate Investment Trust, Inc.

/s/ Jon S. Wheeler
Jon S. Wheeler
Chairman and Chief Executive Officer